

10029544

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47499

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2009___ AND ENDING___December 31, 2009___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Aviva Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

699 Walnut St, Suite 1700

(No. and Street)

Des Moines	IA	50309
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gweneth K. Gosselink   515-362-3520

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP

(Name – of individual, state last, first, middle name)

801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309

(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

MAR 0 1 2010

BRANCH OF REGISTRATIONS
02   EXAMINATIONS

SEC Mail Processing Section

MAR 0 1 2010

Washington, DC
106

CHECK ONE:
    X Certified Public Accountant
    ☐Public Accountant
    ☐Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)

Persons who are to respond to the collection of information contained
in this form are not required to respond unless the form displays
a currently valid OMB control number.

N.a.
3.1

1002-1135653

Oath or Affirmation

I, Gweneth K. Gosselink, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Aviva Securities, LLC as of December 31, 2009, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.



TRACY LINN
Commission Number 732246
My Commission Expires
January 5, 20 11

Gweneth K. Gosselink

Gweneth K. Gosselink

Tracy Linn

Notary Public

This report contains:

(X)	(a)	Facing page
(X)	(b)	Statement of Financial Condition
(X)	(c)	Statement of Operations
(X)	(d)	Statement of Cash Flows
(X)	(e)	Statement of Changes in Stockholders' Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X)	(g)	Computation of Net Capital
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
(X)	(j)	A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( )	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X)	(l)	An Oath or Affirmation
( )	(m)	A copy of the SIPC Supplemental Report
(X)	(n)	Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

Aviva Securities, LLC

Financial Statements and Supplementary Information

Years Ended December 31, 2009 and 2008

Contents

 **Ξ⫼ ERNST & YOUNG**

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Aviva Securities, LLC

We have audited the accompanying statements of financial condition of Aviva Securities, LLC (the Company, an indirect wholly owned subsidiary of Aviva USA Corporation) as of December 31, 2009 and 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aviva Securities, LLC at December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 26, 2010

Aviva Securities, LLC

Statements of Financial Condition

	December 31		
	2009		**2008**
Assets			
Cash and cash equivalents	$	**1,360,851**	$ 1,115,571
Fixed maturity securities, at market			
(cost: 2009 - $8,197,974; 2008 - $8,192,906)		**8,326,125**	7,006,725
Amounts due from affiliate		**–**	14,467
Deferred tax asset		**–**	409,722
Other assets		**65,830**	67,036
Total assets	$	**9,752,806**	$ 8,613,521
Liabilities and stockholder's equity			
Liabilities:			
Federal and State income taxes payable	$	**–**	$ 139,500
Deferred tax liability		**53,178**	–
Amounts due to affiliate		**138,700**	136,518
Total liabilities		**191,878**	276,018
Stockholder's equity:			
Common stock, no par value:			
Authorized, issued, and outstanding – 100 shares		**5,000**	5,000
Additional paid-in capital		**12,350,940**	12,132,985
Accumulated deficit		**(2,795,012)**	(3,800,482)
Total stockholder's equity		**9,560,928**	8,337,503
Total liabilities and stockholder's equity	$	**9,752,806**	$ 8,613,521

See accompanying notes.

Aviva Securities, LLC

Statements of Operations

| | Year Ended December 31 | |
	2009	2008
Revenues		
Broker dealer commission revenue	$ 173,201	$ 306,607
Realized and unrealized gains (losses) on investments	1,314,332	(993,150)
Concession revenue	13,991	27,425
Interest income	451,789	466,305
	1,953,313	(192,813)
Expenses		
Broker dealer commission expense	173,201	306,607
Salaries and facilities expense	138,700	134,025
FINRA fee	75,000	–
Other operating expense	19,587	17,603
	406,488	458,235
Income (loss) before income tax expense	1,546,825	(651,048)
Income tax (expense) benefit	(541,355)	239,259
Net income (loss)	$ 1,005,470	$ (411,789)

See accompanying notes.

Aviva Securities, LLC

Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2008	$ 5,000	$11,205,492	$ (3,388,693)	$ 7,821,799
Net (loss)	–	–	(411,789)	(411,789)
Contributed capital from parent	–	927,493	–	927,493
Balance at December 31, 2008	5,000	12,132,985	(3,800,482)	8,337,503
Net income	–	–	1,005,470	1,005,470
Contributed capital from parent	–	217,955	–	217,955
Balance at December 31, 2009	$ 5,000	$12,350,940	$ (2,795,012)	$ 9,560,928

See accompanying notes.

Aviva Securities, LLC

Statements of Cash Flows

	Year Ended December 31	
	2009	2008
Operating activities		
Net income (loss)	$ 1,005,470	$ (411,789)
Adjustment to reconcile net income to net cash (used in)		
provided by operating activities:		
Unrealized (gains) losses on investments	(1,314,332)	999,517
Provision for deferred income taxes	462,900	(348,014)
Accretion of bond discount	(5,068)	(4,807)
Change in:		
Other assets	1,206	620
Federal and state income taxes payable	(139,500)	(817,872)
Amounts due to/from affiliates	16,649	123,910
Net cash provided by (used in) operating activities	27,325	(458,435)
Financing activities		
Capital contribution from parent	217,955	927,493
Net increase in cash	245,280	469,058
Cash and cash equivalents at beginning of year	1,115,571	646,513
Cash and cash equivalents at end of year	$ 1,360,851	$ 1,115,571

See accompanying notes.

Aviva Securities, LLC

Notes to Financial Statements

December 31, 2009

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

Aviva Securities, LLC (the Company) is a wholly owned subsidiary of Aviva Life and Annuity Company (ALAC), an indirect wholly owned subsidiary of Aviva USA Corporation. The Company's former parent, Indianapolis Life Insurance Company, merged into ALAC on September 30, 2008. The Company serves as a principal underwriter/distributor for existing variable annuity insurance products. New variable annuity insurance product sales were discontinued in 2002.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Fixed Maturity Securities

The Company carries fixed maturity securities at fair value on its statement of financial condition. Unrealized gains and losses in fair value from period to period, as well as realized gains and losses on disposals, are reported as a component of realized and unrealized gains (losses) on investments in the statement of operations.

Broker Dealer Commission Revenue and Expense

ALAC pays commission expenses to third-party broker dealers on behalf of the Company. For purposes of financial statement presentation, the Company records broker dealer commission revenue and offsetting broker dealer commission expense to reflect the receipt and payment of these amounts on its behalf.

1. Summary of Significant Accounting Policies (continued)

Concession Revenue

Concession revenue is calculated by taking a specific percentage of all variable annuity premiums received by ALAC.

2. Recent Accounting Pronouncements

Current Adoption of Recent Accounting Guidance

On July 1, 2009, the Financial Accounting Standards Board (FASB) Accounting Standards Codification™ (Codification) was launched as the single source of authoritative nongovernment GAAP. Guidance in the Codification is organized by Topic, each representing a collection of related guidance (e.g., Financial Services - Insurance). Topics are further subdivided into Subtopics (e.g., Insurance Activities), and Sections (e.g., Recognition, Measurement, or Disclosure).

The Company adopted guidance that establishes the Codification as the source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities as of the period ended December 31, 2009. All guidance contained in the Codification carries an equal level of authority. The adoption required updates to the Company's financial statement disclosure, but did not have an impact on the Company's results of operations or financial position. This guidance was formerly known as Statement of Financial Accounting Standards No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles - a replacement of FASB Statement No. 162.*

ASC 855, Subsequent Events

The Company adopted guidance that establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued as of the period ended December 31, 2009. The guidance requires the disclosure of the date the financial statements were issued or were available to be issued. The adoption did not impact the Company's results of operations or financial position. See Note 8 for further discussion of the Company's consideration of subsequent events.

Aviva Securities, LLC

Notes to Financial Statements (continued)

3. Investments

The Company's fixed maturity securities at December 31, 2009 and 2008, consisted of corporate bonds with amortized cost of $8,197,974 and $8,192,906, respectively; gross unrealized losses of $179,130 and $1,294,866, respectively; gross unrealized gains of $307,281 and $108,685 respectively; and fair value of $8,326,125 and $7,006,725, respectively. The amortized cost and fair value of the securities at December 31, 2009 and 2008 are summarized by stated maturity as follows:

	2009		2008	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in 5 - 10 years:	$ 5,197,974	$ 5,258,625	$ 5,192,906	$ 4,897,425
Due in 10+ years:	3,000,000	3,067,500	3,000,000	2,109,300
	$ 8,197,974	$ 8,326,125	$ 8,192,906	$ 7,006,725

4. Fair Value

Effective January 1, 2008, the Company adopted the Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurements and Disclosures*, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Aviva Securities, LLC

Notes to Financial Statements (continued)

4. Fair Value (continued)

The following tables present the Company's fair value hierarchy for those financial instruments measured at fair value on a recurring basis as of December 31, 2009 and 2008.

As of December 31, 2009:	Level 1	Level 2	Level 3	Total
Cash equivalents	$ 1,352,193	$ –	$ –	$ 1,352,193
Fixed maturity securities	–	8,326,125	–	8,326,125

As of December 31, 2008:	Level 1	Level 2	Level 3	Total
Cash equivalents	$ 974,268	$ –	$ –	$ 974,268
Fixed maturity securities	–	7,006,725	–	7,006,725

At December 31, 2009 and 2008, there were no valuation inputs classified as Level 3.

At December 31, 2009 and 2008, there were no assets or liabilities that were measured at fair value on a non-recurring basis.

5. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2009, the Company had net capital of $8,710,055, which was $8,697,263 in excess of its required net capital of $12,792. At December 31, 2009, the Company's ratio of aggregate indebtedness to net capital was 0.02 to 1. The net capital rules may effectively restrict the payment of dividends.

6. Related-Party Matters

In 2008, the Company entered into service agreements with Aviva Investors North America, Inc. (AINA), a wholly owned subsidiary of Aviva USA Corporation, and with Inflective Asset Management, LLC (Inflective), a subsidiary of AINA. Under the terms of the agreements, the Company has been appointed and authorized to distribute shares of Hedge Funds offered by AINA and Inflective in return for a commission on the sale of those funds. Accordingly, AINA and Inflective charged the Company for the use of facilities, services, and personnel of its affiliates in the course of serving as a broker-dealer. Personnel costs totaling $103,436 and $108,632, service costs totaling $21,993 and $14,126, building and facility costs totaling $12,415 and $10,290, and supplies and printing costs totaling $856 and $977 were charged to the Company in 2009 and 2008, respectively, under the terms of the agreements.

7. Federal and State Income Taxes

The Company is disregarded as a separate taxable entity. Consequently, liability for income tax expense is the responsibility of the Company's owner. A provision for income taxes imposed on the Company's owner has been recognized in the financial statements.

At December 31, 2009 and 2008, the Company had a payable of $- and $139,500, respectively, for federal income taxes. The settlement of the 2009 and 2008 current tax liability of $78,455 and $139,500 by the Company's owner has been recognized as a contribution to capital.

The components of the Company's total income tax (expense) benefit for 2009 and 2008, are as follows:

	Year Ended December 31, 2009			Year Ended December 31, 2008		
	Current	Deferred	Total	Current	Deferred	Total
State	$ –	$ –	$ –	$ 8,800	$ (10,000)	$ (1,200)
Federal	(78,455)	(462,900)	(541,355)	(117,555)	358,014	240,459
Total	$ (78,455)	$ (462,900)	$ (541,355)	$ (108,755)	$ 348,014	$ 239,259

Deferred taxes are the result of unrealized losses on fixed maturity securities.

7. Federal and State Income Taxes (continued)

In June 2006, FASB issued ASC Topic 740-10-50 (formerly Interpretation No. 48), *Accounting for Uncertainty in Income Taxes*. Interpretation No. 48 creates a single model to address uncertainty in tax positions and clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. Interest and penalties accrued on uncertain tax positions are reported separately and not included in tax expense. Effective January 1, 2008, the Company adopted FASB Interpretation No. 48 and did not have any additional tax liabilities for tax positions taken by the Company.

8. Subsequent Events

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are issued February 26, 2010, provided they give evidence of conditions that existed at the balance sheet date.

Events that are indicative of conditions that arose after the balance sheet date are disclosed, but do not result in an adjustment of the financial statements themselves.

Supplementary Information

Aviva Securities, LLC

Computation of Net Capital – Part IIA

December 31, 2009

Computation of Net Capital

1. Total ownership equity from statement of financial condition		$ 9,560,928
2. Deduct ownership equity not allowable for net capital		–
3. Total ownership equity qualified for net capital		9,560,928
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		–
B. Other deductions or allowable credits		–
5. Total capital and allowable subordinated liabilities		9,560,928
6. Deductions and/or charges:		
A. Total nonallowable assets from statement of financial condition		
1. Interest receivable	65,830	
2. Deferred tax asset	–	(65,830)
7. Other additions and/or allowable credits:		
Deferred tax on unrealized appreciation of investments		–
8. Net capital before haircuts on securities positions		9,495,098
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):		
A. Contractual securities commitments	–	
B. Subordinated securities borrowings	–	
C. Trading and investment securities:		
1. Bankers' acceptances, certificates of deposit, and commercial paper	–	
2. U.S. and Canadian government obligations	–	
3. State and municipal government obligations	–	
4. Corporate obligations	–	
5. Stocks and warrants	–	
6 Options	–	
7. Arbitrage	–	
8. Other securities	671,223	
D. Undue concentration	113,820	
E. Other		(785,043)
10. Net capital		$ 8,710,055

Aviva Securities, LLC

Computation of Net Capital – Part IIA (continued)

Computation of Basic Net Capital Requirement

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 12,792
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	5,000
13.	Net capital requirement (greater of line 11 or 12)	12,792
14.	Excess net capital (line 10 less 13)	8,697,263
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	8,690,867

Computation of Aggregate Indebtedness

16.	Total A.I. liabilities from statement of financial condition		191,878
17.	Add:		
	A. Drafts for immediate credit	$ –	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	–	–
	C. Other unrecorded amounts		
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-19(c)(1)(vii))		–
19.	Total aggregate indebtedness		$ 191,878
20.	Percentage of indebtedness to net capital (line 19 ÷ by line 10)		2.20%
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		–%

Notes

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

Aviva Securities, LLC

Statements Relating to Certain Determinations
Required Under Rule 15c3-3 – Part IIA

December 31, 2009

**Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3:**

Exemptive Provision

25. If an exemption from Rule 15c3-3 is claimed, identify
below the section upon which such exemption is based
(check one only)
   A. (k)(1) – Limited business (mutual funds and/or variable
      annuities only)   X
   B. (k)(2)(A) – "Special Account for the Exclusive Benefit
      of customers" maintained
   C. (k)(2)(B) – All customer transactions cleared through
      another broker-dealer on a fully disclosed basis. Name
      of clearing firm_____.
   D. (k)(3) – Exempted by order of the Commission



ERNST & YOUNG

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors and Stockholder
Aviva Securities, LLC

In planning and performing our audit of the financial statements of Aviva Securities, LLC (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 26, 2010



FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

Aviva Securities, LLC
Years Ended December 31, 2009 and 2008
With Report of Independent Registered Public
Accounting Firm

Ernst & Young LLP

 ERNST & YOUNG

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

Aviva Securities, LLC
Years Ended December 31, 2009 and 2008
With Report of Independent Registered Public
Accounting Firm

Ernst & Young LLP

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www.ey.com



 **≣I ERNST & YOUNG**

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200
www.ey.com

Independent Accountants' Report on Applying Agreed-Upon Procedures

To the Board of Directors and Management
of Aviva Securities, LLC:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Aviva Securities, LLC (the Company), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the fiscal period beginning April 1, 2009 and ending December 31, 2009. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries.

    No assessment payments were due after completion of Form SIPC-7T, as the general assessment of $150 had already been paid with 2009 Form SIPC-4. Payment made with 2009 Form SIPC-4 was compared to a copy of the appropriate bank statement and check as well as the general ledger. No findings were noted as a result of this procedure.

2. Compared the amounts reported on the FOCUS reports for the fiscal period from April 1, 2009 through December 31, 2009 with the amounts reported in Form SIPC-7T for the fiscal period from April 1, 2009 through December 31, 2009.

    As a result of this procedure, we noted the amounts reported on Form SIPC-7T agreed to the FOCUS report for the fiscal period October 1, 2009 through December 31, 2009 instead of fiscal period April 1, 2009 through December 31, 2009 as specified by Form SIPC-7T. The Company subsequently amended Form SIPC-7T. The amounts reported in the amended Form SIPC-7T agreed to the FOCUS reports for the fiscal periods from April 1, 2009 through June 30, 2009, July 1, 2009 through September 30, 2009 and

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October 1, 2009 through December 31, 2009. We noted no changes necessary to the general assessment originally calculated on Form SIPC-7T.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers for the FOCUS reports for fiscal periods April 1, 2009 through June 30, 2009, July 1, 2009 through September 30, 2009 and October 1, 2009 through December 31, 2009. Supporting files included:

   - Transaction level general ledger information

   - Schedules prepared by the Company computing concession revenue amounts

   - Pertinent supporting agreements

   - Investment system files detailing net gains from securities amounts

   As a result of the procedures performed we noted the supporting files agreed to the FOCUS reports for fiscal periods April 1, 2009 through June 30, 2009, July 1, 2009 through September 30, 2009 and October 1, 2009 through December 31, 2009 with the following exception:

   - Item 2c. (1) was $41 greater than the supporting files. We noted no change would be necessary to the general assessment paid by the Company as a result of this difference.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related supporting schedules and working papers supporting the adjustments.

   No findings were noted as a result of this procedure.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the fiscal period beginning April 1, 2009 and ending December 31, 2009. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 26, 2010